100 Lido Circle, Suite C-1
Lakeway, TX 78724
 936-539-5744

June 8, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Brian Cascio, Accounting Branch Chief
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Cascio:

Re:       AGR Tools, Inc.
Form 10-K for the fiscal year ended June 30, 2010
Filed September 28, 2010
File No. 000-52043

Consolidated Statements of Stockholder’s Equity (Deficit), page F-4

1.
We note your response to comment 4.  Please tell us the exact number and percentage of shares held by the accounting acquirer after the consummation of the reverse merger transaction.  Please clarify how you determined the 59.3% of ownership interests held by AGR USA (the accounting acquirer) as noted in your response.  In addition, clarify which party owns the 59,455,000 shares that are reflected as the “effect of reverse merger” in your statements of stockholder’s equity (deficit).

Response:  After the consummation of the reverse merger transaction, the former shareholders of AGR USA (the accounting acquirer) held 46,186,516 shares of our common stock (or 56.9%).  This percentage is based on the 81,186,516 shares of our common stock that were outstanding after the closing of the transaction, and does not include the 25,000,000 shares that were subsequently cancelled by our former sole officer and director as more particularly described in our response to comment 2.  The owners of the 59,455,000 shares of our common stock that are reflected as the “effect of reverse merger” in our statements of stockholder’s equity (deficit) were the shareholders of AGR (the accounting acquiree) prior to the consummation of the reverse merger transaction.

2.
If the shareholders of AGR USA did not have controlling ownership interest after the consummation of the transaction, tell us how you concluded that the transaction qualified as a reverse merger recapitalization.  Please clarify whether the cancellation of the 25 million shares was considered in determining the reverse merger accounting treatment and, if so, why this cancellation did not occur at the date of the reverse merger transaction.

Response:  The cancellation of the 25,000,000 shares held by our former sole officer and director was considered in determining the reverse merger accounting treatment.  This cancellation did not occur at the date of the reverse merger transaction due to a series of administrative delays, and was therefore reflected in our financial statements as having been cancelled during the quarter ended September 30, 2010 on the date when our transfer agent formally recorded the cancellation.  Taking this cancellation into account, the shareholders of AGR USA did have a controlling ownership interest after the consummation of the transaction.

Note 2. Going Concern, page E-7

3.	We note your response to comment 6. In future filings, please quantify your specific liquidity needs for the next twelve months.

Response:  We will quantify our specific liquidity needs for the next twelve months in future filings as requested.

Note 3. Summary of Significant Accounting Policies

f) Advances Receivable, page F-8

4.
We note your response to comment 7.  Please tell us the nature and purpose of the advances to the independent contractors.  If the purpose of the advances was for services provided, please clarify the reason that these were recorded to bad debt expense.

Response:  The advances to the independent contractors were made pursuant to agreements to pay a fixed commission rate for sales of our products generated by those contractors.  The expectation of both our management and the independent contractors was that earned commissions would be greater than the advances paid; in a faltering economy, that proved to be incorrect and the advances actually exceeded earned commissions.

Once it became clear that our compensation plans needed to be revised, we obtained promissory notes from the independent contractors for the excess of the advances over earned commissions as of that date.  Our position is that these amounts thus became documented debt and not compensation.  The subsequent evaluation of this debt then required a reserve for doubtful accounts and we recorded it as a bad debt expense due to the unlikelihood of its collectability.

g) Inventory, page F-8

5.
We note your response to comment 8.  Please tell us the age and types of your inventory at year end.  Please also clarify the reference to “in addition to other support” that you considered in reaching the conclusion that no allowance was necessary at June 30, 2010.

Response:  Our inventory is composed of wet and dry diamond polishing pads; diamond polishing drums; diamond saw blades for granite, concrete, brick, masonry and tile; cup wheels for granite and concrete; core bits for granite and concrete; diamond profile wheels for granite and CNC (computer numerical control) systems; diamond drum grinders; and silicon carbide stones for granite grinding.  We have purchased the majority of our inventory within the last two years.

The “in addition to other support” reference is related to the common characteristic of the items that comprise our inventory: none of them are perishable. For example, a diamond saw blade that is several years old offers the same quality and functionality as a one-month-old blade.  This characteristic applies equally to the other products listed above.

* * * * *

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ Rock Rutherford
Rock Rutherford
President, Chief Executive Officer and Director